

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2023

Scott Klossner
Chief Financial Officer
Mercato Partners Acquisition Corporation
2750 E. Cottonwood Parkway Suite #500
Cottonwood Heights, UT 84121

   Re: Mercato Partners Acquisition Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2022
     Filed April 4, 2023
     File No. 001-41017

Dear Scott Klossner:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Technology